Exhibit 99.3

Globavend Reports First Half Fiscal 2026 Results, Highlights Continued Logistics Growth and Strong Financial Position

●	Revenue Increased 8.0%

●	Average Daily Shipments Increased 44%

●	Healthy Balance Sheet Supports Long-Term Strategic Initiatives

PERTH, Australia, July 14, 2026 (GLOBE NEWSWIRE) -- via IBN -- Globavend Holdings Limited (NASDAQ: GVH) (“Globavend” or the “Company”), an emerging cross-border e-commerce logistics provider, today announced its unaudited financial results for the six months ended March 31, 2026.

Globavend delivered continued revenue growth during the first half of fiscal 2026, with total revenue increasing 8.0% year-over-year to US$14.8 million. The increase was supported by higher shipment volumes across both its integrated cross-border logistics and air freight forwarding businesses, reflecting continued customer demand across the Company’s core markets.

Globavend also maintained a strong financial position, ending the period with approximately US$7.1 million in cash and cash equivalents, US$9.1 million in working capital and US$10.4 million in shareholders’ equity. The Company believes its strong liquidity and balance sheet provide financial flexibility to support continued investment in its business while pursuing disciplined long-term strategic objectives.

The financial results announced today reflect the Company’s logistics operations for the six months ended March 31, 2026. Strategic initiatives completed following the end of the reporting period, including previously announced corporate developments, are not reflected in the financial results presented in this release.

First Half Fiscal 2026 Financial Highlights

●	Revenue increased 8.0% to US$14.8 million, compared with US$13.7 million in the corresponding prior-year period.

●	Integrated cross-border logistics services revenue increased 5.9% to US$13.5 million.

●	Air freight forwarding services revenue increased 35.2% to US$1.3 million.

●	Average daily package volume increased approximately 14% year-over-year.

●	Average daily freight weight increased approximately 36% year-over-year.

●	Average daily shipments increased approximately 44% year-over-year.

●	Cash and cash equivalents totaled approximately US$7.1 million as of March 31, 2026.

●	Working capital increased to approximately US$9.1 million.

●	Shareholders’ equity totaled approximately US$10.4 million.

Chairman’s Commentary

Kai Man Fung, Chairman of Globavend, commented:

“Our first half fiscal 2026 results demonstrate the resilience of our logistics business, which continued to deliver revenue growth despite a challenging operating environment characterized by higher freight costs and increased operating expenses.

We are encouraged by the continued growth in shipment volumes across our core logistics operations. During the reporting period, both our integrated cross-border logistics and air freight forwarding businesses recorded revenue growth, reflecting the strength of our customer relationships and the continued demand for our services across Australia, New Zealand and Hong Kong.

Although the Company experienced higher freight costs and elevated corporate expenditures during the reporting period, our underlying business continued to expand. We maintained a strong balance sheet and healthy liquidity while continuing to invest prudently in strengthening our operating platform and supporting the Company’s long-term strategic development.

Our logistics business remains the cornerstone of Globavend. It provides recurring revenue, established customer relationships, operational expertise and financial stability that support the Company’s long-term development.

The financial results announced today reflect our logistics operations during the reporting period. Following March 31, 2026, we executed several important strategic initiatives that are not reflected in these financial results. We believe these initiatives broaden Globavend’s long-term growth opportunities while our logistics business continues to provide operational stability and financial discipline.

As we move into the second half of fiscal 2026, our priorities remain clear: continue strengthening our logistics business, maintain financial discipline, execute our broader corporate strategy in a measured and responsible manner, and create sustainable long-term value for our shareholders.”

Financial Review

Revenue for the six months ended March 31, 2026, increased 8.0% to US$14.8 million, compared with US$13.7 million for the corresponding period in fiscal 2025, reflecting continued growth across both of the Company’s operating service lines. The increase was primarily driven by higher shipment volumes and continued customer demand across the Company’s cross-border logistics network.

Revenue from integrated cross-border logistics services, the Company’s principal business segment, increased 5.9% to US$13.5 million, compared with US$12.8 million in the prior-year period. The increase was supported by continued growth in operating volumes, with average daily package volume increasing 14.1% from 11,656 to 13,295 packages, average daily freight weight increasing 35.7% from 2,276 kilograms to 3,088 kilograms, and average daily shipments increasing 43.7% from 3.39 to 4.87 shipments per day. These higher shipment volumes more than offset the impact of lower average revenue per freight weight resulting from competitive market pricing.

Revenue from air freight forwarding services increased 35.2% to US$1.3 million, compared with US$971,631 in the corresponding prior-year period. The increase was primarily attributable to greater customer demand for cargo space resale opportunities as increased airline capacity and higher flight frequencies created more favorable market conditions for air freight forwarding activities.

Cost of revenue increased 12.2% to US$13.8 million, primarily reflecting higher air freight charges and increased last-mile carriage and alliance costs associated with higher shipment volumes and rising logistics costs across the Company’s operating markets. As a result, gross profit was US$1.0 million, compared with US$1.4 million in the corresponding prior-year period, while gross margin was 7.1%, compared with 10.5% in the prior-year period.

General and administrative expenses increased to US$1.4 million, compared with US$658,292 in the prior-year period. The increase primarily reflected higher legal and professional fees associated with corporate initiatives, increased travel expenses, insurance costs and a one-time charitable donation made during the reporting period. Management believes these expenditures supported the Company’s corporate development activities and strengthened its operational and governance framework.

The Company recorded an operating loss of US$369,978, compared with operating income of US$789,258 in the corresponding prior-year period, primarily reflecting higher freight costs together with increased legal and professional fees, insurance expenses and other corporate expenditures incurred during the reporting period. These higher operating costs were partially offset by US$376,138 of net other income, principally comprising foreign exchange gains, government grant income and increased interest income, resulting in income before income taxes of US$6,160, maintaining a near break-even pre-tax position.

Following income tax expense of US$37,047, the Company reported a net loss of US$30,887 for the six months ended March 31, 2026. The reported result primarily reflected higher freight costs together with elevated corporate expenditures incurred during the reporting period, while the underlying logistics business continued to demonstrate positive operating momentum through higher shipment volumes and continued revenue growth.

Despite the temporary impact on earnings, Globavend maintained a strong balance sheet. As of March 31, 2026, the Company had approximately US$7.1 million in cash and cash equivalents, US$9.1 million in working capital and approximately US$10.4 million in shareholders’ equity. Total current liabilities decreased by approximately 14% from September 30, 2025, while current assets remained stable, demonstrating the Company’s prudent financial management and liquidity position.

Operating cash flow reflected continued investment in working capital to support business growth, particularly through higher accounts receivable and contract assets associated with increased shipment activity. Management believes the Company’s existing cash resources remain sufficient to support its operating requirements and planned strategic initiatives.

While the first half financial results primarily reflect the Company’s established logistics operations, management continues to execute its longer-term strategic priorities beyond the reporting period.

Building on a Strong Foundation

While the financial results announced today reflect the Company’s logistics operations during the six months ended March 31, 2026, Globavend has continued to execute its long-term corporate strategy following the end of the reporting period.

As previously announced, the Company has completed several strategic initiatives intended to diversify its long-term growth opportunities. These include the acquisition of a majority interest in Loomi Entertainment Group Limited and other previously announced corporate initiatives. Because these developments were completed after March 31, 2026, they are not reflected in the financial results reported in this earnings release.

Management believes the Company’s established logistics operations continue to provide a stable operating platform, recurring revenue base and disciplined financial foundation that support the execution of its broader corporate strategy.

The Company intends to continue leveraging its operational expertise, customer relationships and financial resources to pursue opportunities that complement its existing business while maintaining a prudent approach to capital allocation and risk management.

Outlook

Looking ahead, Globavend remains focused on strengthening its core logistics business while prudently executing initiatives designed to diversify its long-term revenue base and enhance shareholder value.

Management expects the cross-border logistics industry to remain competitive and will continue to prioritize operational excellence, disciplined cost management and high-quality customer service to support sustainable growth. In parallel, the Company will continue evaluating strategic opportunities that complement its existing operations and support its long-term corporate objectives.

Supported by a solid balance sheet, healthy liquidity and an established operating platform, Globavend believes it is well positioned to execute its strategy while maintaining financial flexibility and a disciplined approach to capital allocation.

Kai Man Fung concluded:

“Our objective is to build a stronger and more diversified company while remaining firmly grounded in the operational discipline that has underpinned Globavend’s development since its inception.

We remain committed to growing our logistics business, maintaining a strong financial position and executing our long-term strategy responsibly. By maintaining operational discipline, preserving financial strength and pursuing strategic growth opportunities responsibly, we believe Globavend is well positioned to create sustainable long-term shareholder value.”

About Globavend Holdings Limited

Globavend Holdings Limited (NASDAQ: GVH) is an emerging e-commerce logistics provider and AI-powered digital entertainment company. As a logistics provider, the Company offers integrated cross-border logistics solutions across Hong Kong, Australia, New Zealand and mainland China. As a digital entertainment company, the Company develops generative AI-assisted cinematic production workflows, multimodal content generation capabilities and multilingual digital entertainment distribution solutions through its proprietary AI technologies. It operates Loomi: Short Drama, a mobile streaming platform offering professionally produced multilingual micro dramas, and Imaginary, its proprietary AI-powered cinematic production platform, providing end-to-end AI-assisted content creation capabilities. By combining AI-powered production technologies with proprietary distribution capabilities, Globavend is building an integrated digital entertainment ecosystem while continuing to expand its established cross-border logistics business.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the Company’s beliefs and assumptions and on information currently available to its management. Actual results of Globavend Holdings Limited (the “Company”) may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations about the Company’s financial and operating results, the Company’s goals and commercial plans, and the Company’s future performance, including its financial performance, and its ability to implement its strategy. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the Company’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the risks and uncertainties related to global economic or market conditions, changes in the Company’s operating plans or funding requirements, changes in customer demands, changes to the Company’s supplier relationships, changes in the availability of labor and other employment needs, changes in the price of necessary expenses required to operate the Company’s business, and other risks and uncertainties indicated from time to time in the Company’s filings with the Securities and Exchange Commission, including those set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended September 30, 2025, and in subsequent reports filed with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release, whether to conform them to actual results or to changes in its expectations.

For investor and media inquiries, please contact:

Globavend Holdings Limited

Kenny K. M. Fung, Chairman

kennyfung@risemindtech.com

888.201.1623

https://globavend.com/

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